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Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


(Guangshen Railway Company Limited Logo)
(a joint stock limited company incorporated in the People's Republic of China) Stock Code: 525


ANNOUNCEMENT PURSUANT TO RULE 13 .09 OF THE LISTING RULES

Guangshen Railway Company Limited has noted the increase in the trading volume of its shares and wishes to state that it is not aware of any reasons for such increase.

Guangshen Railway Company Limited (the "Company") has noted the increase in the trading volume of its shares and wishes to state that it is not aware of any reasons for such increase.

The Company has made an announcement dated 15 December 2005 in relation to the connected transaction regarding the management of the proposed construction of railway lines. The Company is also in negotiation with its parent company, Guangzhou Railway (Group) Company and its associates (the "Parent Group") in relation to certain continuing connected transactions that were entered into by the Company with the Parent Group when the Company was listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in 1996 and the waiver in relation thereto will expire in March 2006. An announcement will be made after the signing of the relevant agreements in due course.

Save as disclosed above, the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the board of directors aware of any matter discloseable under the general obligation imposed by Rule
13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the board of the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Guangshen Railway Company Limited

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Guo Xiangdong
Company Secretary

Shenzhen, the People's Republic of China

9 January 2006

As at the date of this announcement, the directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.